Chapman and Cutler LLP                               111 West Monroe Street
                                                     Chicago, Illinois  60603



                               October 15, 2018



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7635
                     Inflation Hedge Portfolio, Series 39
                                 (the "Trust")
                      CIK No. 1746521 File No. 333-226969
--------------------------------------------------------------------------------



Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Portfolio
_________

      1. PLEASE ADD DISCLOSURE ON HOW SENIOR LOANS, COMMON STOCKS OF AGRICULTURE COMPANIES AND MATERIALS COMPANIES RELATE TO THE TRUST'S STRATEGY.

      Response: The following disclosure will be added to the "Portfolio --Investing to Counteract Inflation" section:

            "Senior Loans. Senior loans are floating-rate secured debt extended to non-investment grade corporations which are backed by collateral, such as property, and are senior in the capital structure of a company. The capital structure is how a company finances its overall operations and growth by using different sources of funds such as long-term debt, short-term debt, common equity and preferred equity. Investors may find comfort in the fact that senior loans have a senior secured position in the capital structure, thereby having a claim not only on the cash flow of a given company, but also its assets. This added security has historically offered investors less volatility in relation to the junior parts of a given capital structure.

            Agriculture. According to the USDA, global demand and trade for agricultural products are anticipated to continue rising through 2027/28. Income growth is expected to remain strong, especially in many emerging and developing economies, giving strong incentive for sustained growth in demand and trade for agricultural products.

            Materials. Basic materials companies operate in a wide array of commodity-related businesses. Some examples include chemicals, construction materials, glass, paper, forest and related packaging products, metals, minerals and mining companies. This sector is cyclical in nature, which is to say that the demand for raw materials and related products is largely driven by economic activity, particularly in the manufacturing sector. When economic activity accelerates, the demand for raw materials often rises - as do prices."

Risk Factors
____________

      2. PLEASE REVISE THE LAST SENTENCE IN THE FIRST PARAGRAPH UNDER "CONCENTRATION RISK" SO THAT IT IS NOT HYPOTHETICAL AND REFER ONLY TO THE RELEVANT RISK DISCLOSURE FOR THE TRUST.

      Response: The last sentence in the first paragraph under "Concentration Risk" in the section entitled "Risk Factors" will be removed.

      3. PLEASE DISCLOSE THE TRUST'S POLICY TO CONCENTRATE IN ENERGY AND MATERIALS COMPANIES MORE PROMINENTLY, INCLUDING IN THE INVESTMENT STRATEGY.

      Response: The following sentence will be added to the end of the first paragraph under "Objective" in the section entitled "Portfolio":

      "The Trust is concentrated in stocks of energy and materials companies."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            _______________________________
                                                Daniel J. Fallon


Enclosures